Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K Street, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

October 10, 2017

VIA EDGAR

Ms. Beverly A. Singleton
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
 Washington, D.C.  20549

Re:	Ship Finance International Limited
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed April 13, 2017
File No. 001-32199

Dear Ms. Singleton:

This confirms that, at our request, you have set the Company's new response date to your letter dated September 12, 2017 at October 20, 2017.

Thank you for your kind cooperation.

Very truly yours, SEWARD & KISSEL, LLP By:/s/ Gary J. Wolfe Gary J. Wolfe, Esq.
cc: Ms. Melissa Raminpour Ms. Claire L. Erlanger